Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention: Todd K. Schiffman Assistant Director

Dear Mr. Schiffman:

Re:    Royaltech Corp. (the “Company”)
          Amendment No. 2 to Registration Statement on Form SB-2
          Filed July 5, 2006
          Your File No. 333-131815

     Thank you for your letter of July 12, 2006 with your comments on the Company’s Registration Statement on Form SB-2/A Amendment No. 2, filed July 5, 2006. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form SB-2
Financial Statements
Interim Statement of Cash Flows, page F-3

1. We have revised the disclosure to provide cumulative from inception statement of cash flow information.

Closing Comments

     Please find enclosed both clean and a black-lined version (four copies) of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed on Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on July 5, 2006 and the version filed herewith.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

     We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/las
cc: Royaltech Corp.